UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOUNDRY NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
35063R100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Bobby R. Johnson
President and Chief Executive Officer
Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054
(408) 207-1700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Horace L. Nash, Esq.
Scott J. Leichtner, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
(650) 988-8500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 12. Exhibits.
EXHIBIT 99.(A)(5)

This Schedule TO is being filed by Foundry Networks, Inc., a Delaware corporation (the “Company”), pursuant to General Instruction D to Schedule TO.
Item 12. Exhibits.

(a)(5)	Email distributed to the Company’s employees on February 15, 2007.